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                               December 2, 2021

       David V  lez Osorno
       Chief Executive Officer
       Nu Holdings Ltd.
       Campbells Corporate Services Limited, Floor 4
       Willow House, Cricket Square, KY1-9010
       Grand Cayman, Cayman Islands

                                                        Re: Nu Holdings Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 30,
2021
                                                            File No. 333-260649

       Dear Mr. Osorno:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Underwriting, page 313

   1. We note your disclosure that you anticipate that some shares will be offered through
                                                        Morgan Stanley Wealth
Management, Robinhood Financial LLC and SoFi Securities
                                                        LLC. Please disclose
here and in the risk factor on page 80 the percentage of shares registered in this
offering that will be offered by each of the three referenced platforms.
 David V  lez Osorno
FirstName LastNameDavid  V  lez Osorno
Nu Holdings  Ltd.
Comapany2,
December  NameNu
             2021 Holdings Ltd.
December
Page 2    2, 2021 Page 2
FirstName LastName
        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Erin Purnell at
(202) 551-3454
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Byron B. Rooney, Esq.